UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      Next Level Communications, Inc.

                             (Name of Issuer)
                     --------------------------------------
                    Common Stock, par value $0.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                 65333U 10 4
                         -----------------------------
                                (CUSIP Number)

                                Robert A. Scott
             Senior Vice President, General Counsel and Secretary
                          General Instrument Corporation
                              101 Tournament Drive
                           Horsham, Pennsylvania  19044
                                  (215) 323-1000
                     --------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 12, 1999
                       --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333U 10 4

1.     Name of Reporting Person.
       I.R.S. Identification Number of Above Person (Entities Only).

             General Instrument Corporation

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  [  ]
             (b)  [  ]
3.     SEC Use Only


4.     Source of Funds (See Instructions)
             OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
             [  ]

6.     Citizenship or Place of Organization
             Delaware

                    7.      Sole Voting Power
NUMBER OF SHARES
BENEFICIALLY        8.      Shared Voting Power
OWNED BY EACH               64,103,724
REPORTING
PERSON WITH         9.      Sole Dispositive Power
                                 64,103,724

10.     Shared Dispositive Power
        0
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        64,103,724

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        [  ]

13.     Percent of Class Represented by Amount in Row (11)
        80.4%

14.     Type of Reporting Person (See Instructions)
        CO

CUSIP No. 65333U 10 4

1.     Name of Reporting Person.
       I.R.S. Identification Number of Above Person (Entities Only).

             Voting Trust under Voting Trust Agreement dated as of November 9, 1999

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  [  ]
             (b)  [  ]

3.     SEC Use Only

4.     Source of Funds (See Instructions)
             Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
             [  ]

6.     Citizenship or Place of Organization
             Delaware

                    7.      Sole Voting Power
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING   8.      Shared Voting Power
PERSON WITH                     64,103,724

 9.      Sole Dispositive Power
          0

10.     Shared Dispositive Power
                                 0
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
             0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             [ x ]

13.    Percent of Class Represented by Amount in Row (11)
             0
14.    Type of Reporting Person (See Instructions)
             OO

CUSIP No. 65333U 10 4

1.     Name of Reporting Person.
       I.R.S. Identification Number of Above Person (Entities Only).

             ChaseMellon Shareholder Services, L.L.C., as Trustee

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  [  ]
             (b)  [  ]
3.     SEC Use Only


4.     Source of Funds (See Instructions)
             Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
             [  ]

6.     Citizenship or Place of Organization
             Delaware

                    7.      Sole Voting Power
NUMBER OF SHARES                 0
BENEFICIALLY OWNED
BY EACH REPORTING   8.      Shared Voting Power
PERSON WITH                      64,103,724
                    9.      Sole Dispositive Power
                                 0

10.     Shared Dispositive Power
             0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
             0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             [ x ]

13.    Percent of Class Represented by Amount in Row (11)
             0
14.    Type of Reporting Person (See Instructions)
             CO

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.        Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share ("Shares"), of Next Level
Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are at 6085 State Farm Drive, Rohnert Park, California 94928.

Item 2.   Identity and Background.

          This Schedule 13D is being filed by General Instrument Corporation, a Delaware corporation ("General Instrument"), the Voting Trust (the "Voting Trust") created under the Voting Trust Agreement, dated as of November 9, 1999 (the "Voting Trust Agreement"), among General Instrument, the Company and ChaseMellon Shareholder Services, L.L.C., as Trustee (the "Trustee"), and the Trustee (collectively, the "Reporting Persons").

          The principal business and office address of General Instrument is 101 Tournament Drive, Horsham, Pennsylvania 19044. General Instrument is a leading worldwide provider of integrated and interactive broadband access solutions and, with its strategic partners and customers, is advancing the convergence of the Internet, telecommunications and video entertainment industries. General Instrument is the world's leading supplier of digital and analog set-top terminals and systems for wired and wireless cable television networks, as well as hybrid fiber/coaxial network transmission systems used by cable television operators, and is a provider of digital satellite television systems for programmers, direct-to-home satellite networks and private networks for business communications..

          Information concerning the directors and executive officers of General Instrument is set forth on Appendix 1 to this Statement.

          The Voting Trust and the Trustee are filing this Schedule solely because they may be deemed to be beneficial owners of Shares as a result of the terms of the Voting Trust Agreement. See "Voting Trust Agreement" under
Item 6 below. Each of the Voting Trust and the Trustee disclaims beneficial ownership of any Shares. The principal business and office address of the Trustee is 85 Challenger Road, Ridgefield Park, New Jersey 07660.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

          The Shares beneficially owned by General Instrument were issued on November 12, 1999 in connection with the recapitalization of Next Level Communications L.P., the predecessor of the Company ("Predecessor"), pursuant to the Agreement and Plan of Merger, dated as of November 9, 1999 (the "Merger Agreement"), among General Instrument, Spencer Trask Investors LLC ("Spencer Trask"), Next Level Communications, a California corporation ("NLC
CA"), Predecessor and the Company.   Pursuant to the Merger Agreement, in the
recapitalization General Instrument received 59,766,091 Shares in exchange for its former subsidiary's 90.4% limited partnership and other interests under the partnership agreement in Predecessor and 4,337,633 Shares in exchange for its contribution to the Company of a $75.0 million note of Predecessor and accrued interest thereon (such principal and interest aggregating $86.8 million) payable to General Instrument.

          Pursuant to the Voting Trust Agreement, all of the Shares beneficially owned by General Instrument have been deposited with the Trustee.

Item 4.        Purpose of Transaction.

          The purpose of the recapitalization pursuant to which General Instrument acquired its Shares was to convert Predecessor into a corporation (the Company) in connection with the initial public offering of Shares by the Company. Prior to the recapitalization, a former subsidiary of General Instrument held a 90.4% limited partnership and other interests under the partnership agreement in Predecessor and General Instrument held a $75.0 million note of Predecessor.

          Under the Voting Trust Agreement, General Instrument has limited the voting power of the Shares held in the Voting Trust to 49% of the total voting power represented by all outstanding Shares and has limited the number of its designees to the board of directors of the Company to one less than a majority. Notwithstanding the Voting Trust Agreement, as a result of its 49% voting power and board representation, General Instrument will be able to exercise significant influence over the business and affairs of the Company, including dividend policy, borrowings and access to capital, acquisition or disposition of assets, mergers and other business combinations, and change of control transactions.

          On September 14, 1999, General Instrument entered into an agreement and plan of merger with Motorola, Inc. ("Motorola"). Immediately upon the completion of this pending merger, General Instrument intends to terminate the Voting Trust Agreement and appoint a number of additional individuals to the Company's board of directors sufficient to exercise control of the Company. Accordingly, upon the completion of this pending merger, Motorola will be able to exercise a majority of the total voting power of the Company and will have the ability to control the Company's board of directors and all matters relating to its business and affairs.

          General Instrument currently intends to hold all of its Shares; however, it is not subject to any contractual obligation to retain any of its Shares, except that, in connection with the initial public offering of Shares by the Company, General Instrument has agreed not to sell or otherwise dispose of any Shares for 180 days after November 9, 1999 without the prior written consent of Credit Suisse First Boston Corporation.

          Except as provided in this Statement, or in any amendment hereto, and except as already provided for by the recapitalization, General Instrument does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board or directors or management of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

Item 5.        Interest in Securities of the Issuer.

          General Instrument beneficially owns 64,103,724 Shares, which represent approximately 80.4% of the outstanding Shares following the completion of the initial public offering of Shares on November 15, 1999 (based on the information set forth in the Prospectus dated November 9, 1999 filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b)(4) on November 10, 1999). General Instrument has the sole power to dispose of the Shares; however, pursuant to the Voting Trust Agreement, all of the Shares beneficially owned by General Instrument have been deposited with the Trustee under the Voting Trust Agreement.

          Under the Voting Trust Agreement, General Instrument has limited the voting power of the Shares held in the Voting Trust to 49% of the total voting power represented by all outstanding Shares or a lower percentage as General Instrument may elect from time to time by giving notice to the
Trustee and the Company.    See "Voting Trust Agreement" under Item 6 below.

          The Voting Trust and the Trustee disclaim beneficial ownership of any Shares.

          Except as disclosed on this Statement, through the date of the event that required the filing of this Statement, there were no transactions in the Shares that were effected during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Voting Trust Agreement. General Instrument, the Company and the Trustee have entered into the Voting Trust Agreement. The Trustee will also be a party to this agreement in its capacity as trustee of the Voting Trust. All of the Shares received by General Instrument pursuant to the recapitalization are held in the Voting Trust created by the Voting Trust Agreement. General Instrument may, but is not obligated to, deposit in the Voting Trust additional Shares from time to time. Through this agreement, the voting power of the Shares held in the Voting Trust is limited to 49% of the total voting power represented by all outstanding Shares or a lower percentage as General Instrument may elect from time to time by giving notice to the Trustee and the Company (the "Threshold Percentage").

          With respect to the Voting Trust Shares representing up to the Threshold Percentage of the total voting power of all outstanding Shares, the Trustee will: (i) vote or consent in writing in favor of any individuals designated by General Instrument for election as a director of the Company so long as the number of individuals designated by General Instrument and elected to the Company's board of directors does not exceed one less than a majority; (ii) vote "for"or "against" or abstain from voting on any other matter validly presented at a stockholder meeting or consent in writing as directed by General Instrument; and (iii) cause to be present at any stockholder meeting for purposes of determining a quorum a number of those Voting Trust Shares as directed by General Instrument, which will not be less than the number of Shares directed by General Instrument to be voted at that meeting.

          With respect to all other Voting Trust Shares, the Trustee will:
(i) vote or consent in writing in favor of any individual for election as director in the same proportion as all Shares other than the Voting Trust Shares are voted or consented to in writing in favor of that individual; (ii) vote "for" or "against" or abstain from voting on any other matter validly presented at a stockholder meeting or consent in writing in the same proportion as all Shares other than the Voting Trust Shares are voted "for" or "against" or abstain from voting or consented to in writing on that matter; and (iii) cause to be present at any stockholder meeting for purposes of determining a quorum a number of those Voting Trust Shares that is in proportion to the number of Shares other than Voting Trust Shares that are present at that meeting in relation to the number of outstanding Shares other than the Voting Trust Shares.

          Except as described above, the Trustee will not exercise any right or power with respect to the Voting Trust Shares but will instead act solely as directed by General Instrument. For example, General Instrument may: (i) direct the Trustee to tender Voting Trust Shares in connection with any tender, exchange or other offer and to distribute the consideration received for those shares free of the Voting Trust; (ii) sell, assign or otherwise transfer Voting Trust Shares to any person and cause certificates for those Shares to be delivered, free of the Voting Trust except in the case of a transfer to its subsidiary, to it or to its order for that purpose; (iii) distribute Voting Trust Shares to its stockholders in a tax-free spin-off or otherwise and cause certificates for those Shares to be delivered free of the Voting Trust to it for that purpose; or (iv) dissent from any corporate action or perfect any dissenters' rights.

          The Trustee will deliver to General Instrument all dividends, other than dividends in additional Shares, paid on the Voting Trust Shares.

          The Voting Trust Agreement and the Voting Trust will terminate on the tenth anniversary of the completion of the initial public offering of Shares by the Company and will be irrevocable, except that the Voting Trust Agreement and the Voting Trust may be terminated by General Instrument if:
(i) the voting power represented by the Voting Trust Shares is not more than the Threshold Percentage of the total voting power of all outstanding Shares;
(ii) it beneficially owns 85% or more of all outstanding Shares; (iii) any person acquires more than 75% of the outstanding Shares other than the Voting

Trust Shares; or (iv) any person acquires more than 50% of the outstanding Shares of General Instrument, including pursuant to its pending merger with Motorola.

          Notwithstanding the foregoing, General Instrument may assign the Voting Trust Agreement to any transferee of Voting Trust Shares, in which case the Voting Trust will continue to remain in effect.

          Immediately upon the completion of its merger with Motorola, General Instrument intends to terminate the Voting Trust Agreement.

          Lock-Up Agreement. As an inducement to the underwriters in connection with the Company's initial public offering of Shares, General Instrument entered into a lock-up pursuant to which it agreed not to sell or otherwise dispose of any Shares for 180 days after November 9, 1999 without the prior written consent of Credit Suisse First Boston Corporation.

          Corporate and Intercompany Agreement. General Instrument and the Company have entered into the Corporate and Intercompany Agreement, dated as of November 15, 1999, under which, among other things, the Company has granted to General Instrument and its affiliates a continuing option to purchase additional Shares or shares of non-voting capital stock of the Company. If the Company issues any additional equity securities after its initial public offering, General Instrument and its affiliates may exercise this option to purchase: (i) Shares to the extent necessary for them to maintain their then-existing percentage of the total voting power; and (ii) shares of non-voting capital stock to the extent necessary to own 80% of any class of non-voting capital stock which may be outstanding. The purchase price of the Shares will be the market price of the common stock. The purchase price of non-voting capital stock will be the price at which third parties may purchase this stock. The stock option expires if General Instrument and its affiliates beneficially own less than 30% of the outstanding Shares.

          This agreement also provides that, immediately upon the termination of the Voting Trust Agreement, the Company and its board of directors will take all actions necessary to appoint on the date of termination any number of additional directors nominated by General Instrument.

          Registration Rights Agreement. General Instrument, Spencer Trask and the Company have entered into the Registration Rights Agreement, dated as of November 15, 1999 (the "Registration Rights Agreement"). Under this agreement, the Company granted to these stockholders and their affiliates the right to request that the Company use its best efforts to register their Shares under federal and state securities laws so that they may sell or dispose of their Shares in accordance with these laws. So long as General Instrument and its affiliates own 30% of the Company's outstanding common stock, they will not be limited in the number of times they may make that request. After their ownership declines below that level, they will be able to cause the Company to effect up to four registrations of their Shares. Under customary "piggy-back" registration rights, General Instrument and its affiliates will also be entitled to include their shares in all registrations of common stock the Company makes, either for a sale by the Company or any of its stockholders, subject to customary exceptions. The Company will pay for all out-of-pocket expenses relating to these registrations and indemnify General Instrument and its affiliates against liabilities under securities laws. General Instrument and its affiliates may generally assign these registration rights to transferees of their Shares.

Item 7.        Material to be Filed as Exhibits.

 .    Form of Agreement and Plan of Merger, among General Instrument, Spencer
     Trask, NLC CA, Predecessor and the Company (incorporated by reference to
     Exhibit 2.1 to Amendment No. 6 ("Amendment No. 6") to the Company's Registration Statement on Form S-1, File No. 333-85999 (the "Registration Statement"), filed with the Commission on November 9,
     1999).

2. Form of Voting Trust Agreement, among General Instrument, the Company and the Trustee (incorporated by reference to Exhibit 9.1 to Amendment No. 6).

 .    Form of Lock-Up Agreement (incorporated by reference to Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 4 to the Registration Statement, filed with the Commission on October 29,
     1999).

4. Form of Corporate and Intercompany Agreement, between General Instrument and the Company (incorporated by reference to Exhibit 10.2 to Amendment No. 6).

5. Form of Registration Rights Agreement, among General Instrument, the Company and Spencer Trask (incorporated by reference to Exhibit 4.2 to Amendment No. 6).

                                   SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 22, 1999

GENERAL INSTRUMENT CORPORATION


By:  /s/ Robert A. Scott
     -------------------
     Name:  Robert A. Scott
     Title: Senior Vice President,
            General Counsel and Secretary


CHASEMELLON SHAREHOLDER SERVICES, L.L.C., as Trustee, on behalf of itself as Trustee and the Voting Trust under the Voting Trust Agreement dated as of November 9, 1999


By:  /s/ Robert Kavanagh
     ------------------
     Name:  Robert Kavanagh
     Title: Vice President

                                  APPENDIX 1

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR OF GENERAL INSTRUMENT CORPORATION

Edward D. Breen, Chairman of the Board, President and Chief Executive Officer, General Instrument Corporation, 101 Tournament Drive, Horsham, Pennsylvania 19044

John Seely Brown, Chief Scientist and Corporate Vice President, Xerox Corporation, 3333 Coyote Hill Road, Palo Alto, CA 94304

Frank M. Drendel, Chairman and Chief Executive Officer, CommScope, Inc., 1375 Lenoir Rhyne Boulevard, Hickory, North Carolina 28601

Lynn Forester, Co-Chief Executive Officer, FirstMark Communications International, LLC, 660 Madison Avenue, 22nd Floor, New York, NY 10021

Alex J. Mandl, Chairman and Chief Executive Officer, Teligent, Inc., 8065 Leesburg Pike, Suite 400, Vienna, Virginia 22182

Dan Schaefer, former U.S. Congressman, 2466 Windbreak Drive, Alexandria, VA
22306

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH EXECUTIVE OFFICER OF THE COMPANY

The business address of each executive officer of General Instrument Corporation is 101 Tournament Drive, Horsham, Pennsylvania 19044.

Edward D. Breen, Chairman of the Board, President and Chief Executive Officer

Robert D. Cromack, Senior Vice President, Manufacturing and Procurement

Scott A. Crum, Senior Vice President, Administration and Employee Resources

Thomas J. Lynch, Senior Vice President and General Manager, Satellite and Broadcast Network Systems

Daniel M. Moloney, Senior Vice President and General Manager, Advanced Network and Telecom Systems

Eric M. Pillmore, Senior Vice President, Finance and Chief Financial Officer

G. Bickley Remmey, III, Senior Vice President and General Manager, Transmission Network Systems

David E. Robinson, Senior Vice President and General Manager, Digital Network Systems

Geoffrey S. Roman, Executive Vice President

Marc E. Rothman, Vice President, Financial Planning and Controller

Robert A. Scott, Senior Vice President, General Counsel and Secretary

Richard C. Smith, Executive Vice President

All of the foregoing officers and directors of General Instrument are United States citizens.


During the last five years, none of the foregoing officers and directors of General Instrument has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the foregoing officers and directors of General Instrument has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.